EXHIBIT 32

CERTIFICATIONS PURSUANT TO
SECTION 1350 OF CHAPTER 63 OF
TITLE 18 OF THE UNITED STATES CODE

In connection with the Quarterly Report of Navistar Financial Corporation (the "Corporation"), subsidiary of International Truck and Engine Corporation, on Form 10-Q for the period ended January 31, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pamela Turbeville, Principal Executive Officer and I, Andrew J. Cederoth, Principal Financial Officer of the Corporation, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)   The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

/s/ Pamela Turbeville
_____

Pamela Turbeville
Principal Executive Officer
March 8, 2004

/s/ Andrew J. Cederoth
_____

Andrew J. Cederoth
Principal Financial Officer
March 8, 2004

This certification accompanies the Report pursuant to § 906 of the Sarbanes-Oxley Act of 2002 and shall not be deemed filed by the Company for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section. This certification shall also not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that the Company specifically incorporates it by reference.